October 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Veator
Stephen Krikorian

Re:	Square, Inc.
Form 10-Q for the Quarter Ended March 31, 2018
Filed May 2, 2018
File No. 001-37622

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during our October 12, 2018 telephone conversation, Square, Inc. (“Square”, the “Company” or “We”) hereby submits supplemental information to our letter, dated August 28, 2018, in response to Staff comments relating to the Company’s above-referenced Form 10-Q.

The Staff requested the Company to provide supplemental analysis of the Company’s control of the services provided to merchants (also referred to as “Sellers” in our initial response letter), and to specifically address the Company’s unilateral ability to accept or reject transactions.

We respectfully advise the Staff that because of the Company’s unique position as both the merchant of record for a transaction as well as the Payment Service Provider, the Company is able to unilaterally accept or decline transactions from merchants. This ability is evidenced through the following ways:

•

The Company is able to accept or reject a transaction without involving the merchants or the other sub-service providers within its payments ecosystem because it has control over key points in the lifecycle of a transaction through its managed payments offering. For example, in the context of a typical card present transaction, the Company offers first-party integrated hardware and software at the point of sale, with payment information sent to Square owned data infrastructure for processing. This contrasts with traditional payment service providers, who may sell or lease third party hardware or software to merchants. For example, the Company may exercise its ability to reject a transaction when it detects that a transaction is anomalous or may otherwise be problematic, or in the event of a suspicious or potentially fraudulent transaction;

•

In the event of a card network failure, the Company is able to continue accepting and settling merchant transactions by taking on settlement risk that may arise from such transactions. Such transactions are later processed when the downstream network or bank connections are restored, though the Company remains at risk for the transaction if others in the downstream network reject the transaction. Additionally, the Company has the ability to direct transactions to other sub-service providers when certain card network failures arise;

•

The Company’s merchant review process includes ensuring that the merchant is not sanctioned and is not engaged in businesses that involve products or services that have been designated as illegal in the various jurisdictions in which the Company operates, or who are out of compliance with our commercial agreements or our terms of service. It is the Company’s responsibility to remove from its platform businesses selling prohibited products or services or using the Company’s offerings for otherwise illegal activity;

•

The Company decides which card networks it is willing to process transactions through in its various jurisdictions. For example, the Company initially began processing transactions in Canada without the ability to accept debit transactions through the Interac card network, despite Interac transactions comprising about 50% of all payments in country. Also, the Company initially began processing transactions in Japan without the ability to accept payments through the JCB card network. Additionally, the Company can decide on which acquiring processors to use for different transactions. Such decisions are made unilaterally by the Company without reference to the merchants or the sub-service providers;

•

If the Company has approved and processed a transaction that is subsequently disputed through a chargeback, the Company works to try to resolve the dispute by providing justification back through the payments ecosystem to the merchant to get the transaction settled. If the Company has already settled a transaction with the merchant and the merchant is subsequently unable to repay the chargeback amount, the Company assumes the loss; and

•

The Company is ultimately liable to downstream sub-service providers for all merchants on the Company’s system. In the event merchants using the Company’s services go out of business or are otherwise unable to fulfill their promise for a customer refund or dispute, the Company bears the risk for such losses.

We respectfully advise the Staff that we will revise our disclosures about our Transaction-based revenue in future filings on Form 10-K and/or 10-Q as follows to indicate that the Company has the unilateral ability to accept or decline transactions:

Transaction-based revenue

The Company charges its sellers a transaction fee for managed payments solutions that is generally calculated as a percentage of the total transaction amount processed. The Company selectively offers custom pricing for certain sellers. The Company collects the transaction amount from the seller’s customer’s bank, net of acquiring interchange and assessment fees, processing fees, and bank settlement fees due to third-party payment processors and financial institutions. The Company retains its fees and remits the net amount to the sellers.

The Company acts as the merchant of record for its sellers and works directly with payment card networks and banks so that its sellers do not need to manage the complex systems, rules, and requirements of the payments industry. The Company satisfies its performance obligations and therefore recognizes the transaction fees as revenue upon authorization of a transaction by the seller’s customer’s bank.

Revenue is recognized net of refunds, which arise from reversals of transactions initiated by sellers.

The transaction fees collected from sellers are recognized as revenue on a gross basis as the Company is the principal in the delivery of the managed payments solutions to the sellers. The Company has concluded it is the principal because as the merchant of record, it controls the services before delivery to the seller, it is primarily responsible for the delivery of the services to its sellers, and it has discretion in setting prices charged to sellers. The Company also has the unilateral ability to accept or reject a transaction based on criteria established by the Company. As the merchant of record, Square is liable for the costs of processing the transactions for its sellers, and records such costs within cost of revenue.

* * * * *

If you have any questions or comments, please contact me at 415-375-3176.

Very truly yours,

/s/ Ajmere Dale

Ajmere Dale Chief Accounting Officer

cc:

Sarah Friar

Chief Financial Officer, Square, Inc.

Sivan Whiteley

General Counsel and Corporate Secretary, Square, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Charles Lynch, KPMG LLP

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